UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 25, 2020

(Date of Report (Date of earliest event reported))

CITYZENITH HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2506 NORTH CLARK ST. #235

CHICAGO, IL 60614, USA

(Full mailing address of principal executive offices)

Telephone: (312) 282-2900

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Power of Attorney

On June 25, 2020, Cityzenith Holdings, Inc. (the “Company”) commenced the offering of its common stock pursuant to the Offering Circular qualified on June 19, 2020.  In connection with the offering, the selling shareholders may offer up to 7,000,000 resale shares.  After qualification of the Offering Statement, the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the Company and the CEO, as attorney-in-fact, in which they direct the Company and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to this Form 1-U.

Subscription Agreement

The Company has corrected a numbering error in its Subscription Agreement previously filed.  A form of the corrected Subscription Agreement is filed as an exhibit to this Form 1-U.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

4.1 10.1	Subscription Agreement Power of Attorney

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYZENITH HOLDINGS, INC.

Date: June 25, 2020	By:	/s/ Michael Jansen
Michael Jansen
Chief Financial Officer